
May 13, 2011

Joseph S. Cantee
Chief Financial Officer
TRW Automotive Holdings Corp.
12001 Tech Center Drive
Livonia, Michigan 48150

> **Re:** **TRW Automotive Holdings Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 17, 2011**
> **Form 10-Q for Fiscal Quarter Ended April 1, 2011**
> **Filed May 4, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 31, 2011**
> **File No. 001-31970**

Dear Mr. Cantee:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 1A. Risk Factors, page 11

1.   We note your disclosure in the first paragraph of this section of "[o]ur business is subject to a number of risks, including those described below and elsewhere in this Report." All material risks should be discussed in this section. Please confirm that in future filings you will revise this paragraph to clarify that you have discussed all known material risks.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates, page 24

Valuation Allowances on Deferred Income Tax Assets, page 25

2.   We note that changes in the valuation allowance on deferred income tax assets have had a material impact on your income tax expense, effective tax rate and results reported for each of the last three years, and that the amounts reported have varied materially over this period. In view of this, please expand your disclosure to discuss in greater detail the significant assumptions, estimates and, as appropriate, tax planning strategies employed in support of your belief that it is more likely than not that the net deferred tax asset in the United States and certain foreign jurisdictions may not be realized in the future – especially, in view of the material amount released from the allowance in 2010. In particular, provide greater insight into why you believe it is appropriate to maintain the allowance, why you believe the current amount of the allowance is appropriate, and the facts and circumstances that will permit release of the allowance in future periods. The discussion should focus on the positive and negative evidence specific to your circumstances that you considered significant in determining the amount of the allowance in the periods reported and in future periods. Identify the assumptions, estimates and strategies that are most sensitive to change, the circumstances that would cause a change, and the likelihood of a change occurring. You should also discuss changes in assumptions, estimates and strategies that occurred over the last three years that materially affected the amount of the allowance reported in the periods presented or that may materially affect the amount of the allowance in future periods. Please also enhance your discussion, as necessary, to discuss specific tax jurisdictions that materially affect the allowance and the significant factors associated each jurisdiction. Provide us with a copy of your intended revised disclosure.

Results of Operations, page 28

3.   Please refer to the sections of your MD&A that address (I) your company's consolidated sales and (II) the sales recognized by each of your segments. We note that as a part of your analyses of the changes in consolidated revenue and each segment's revenue, you quantify the impact of changes in "volume (net of price reductions provided to customers)." We believe that the changes in revenue attributable to fluctuations in volume and the changes in revenue attributable to fluctuations in price should be separately (i.e., individually) quantified, in accordance with Item 303(a)(3)(iii) of Regulation S-K. Please revise your disclosure accordingly. In addition, we believe that you should expand your disclosure to provide additional analysis regarding the factors contributing to changes in volume. For example, we believe that it may have been appropriate for you to have provided separate quantitative and qualitative information regarding (A) the changes in volume attributable to your expansion within growing markets such as Brazil and China, (B) the impact of events that may have had a direct effect on the purchases made by major customers (e.g., General Motor's temporary

shutdown of certain plants during fiscal year 2009, and (C) changes in volume attributable to industry specific factors, such as the changes in production levels and inventory stocking levels. In this regard, we acknowledge that your MD&A disclosure regarding "Recent Trends and Market Conditions" (i.e., beginning on page 22 of MD&A) quantifies the percentage of sales originated outside of Europe and North America for fiscal year 2010. However, we believe providing comparable financial information related to prior years will enable an investor to readily assess your growth in such markets. Lastly, we believe that you should provide additional analysis regarding the nature of the price reductions provided to your customers, and the factors contributing thereto (e.g., renegotiation of contracts, volume discounts, changes in product mix, competitive pressures, etc.). Please revise your disclosure, as appropriate. Provide your proposed expanded disclosure as part of your response.

4.   We note the following with regard to the costs incurred by your company during the periods presented in your consolidated statements of operations:

- Based upon your MD&A disclosure, cost reductions (in excess of inflation and price reductions provided to customers) totaled $145 million and $626 million for fiscal years 2010 and 2009, respectively.
- Based upon your disclosure on page three of your filing, your fiscal year 2010 operating results were negatively impacted by the rising cost of certain commodities essential to your business;
- Based upon your disclosure on page 10 of your filing, company-funded research, development, and engineering costs have declined substantially from fiscal year 2008 levels;
- Based upon your disclosure on page 13 of your filing, you did not provide merit increases to your salaried employees and significantly curtailed various expenses, such as training and travel budgets during fiscal year 2009; while, in fiscal year 2010, you resumed your practice of providing merit-based compensation increases and relaxed your spending limitations in certain areas;

Notwithstanding the observations noted above, your current MD&A disclosure does not provide a direct analysis of (I) the costs incurred by your segments or (II) your "cost of sales," as reported on a consolidated basis. Please revise your disclosure to include such a direct analysis that incorporates the observations above as appropriate. With regard to your revised disclosure, we believe that you should identify, quantify, and discuss/analyze all significant components of costs that are material to an understanding of (A) your consolidated and each segment's cost structures and/or (B) the fluctuations in your consolidated and each segment's results. For example, we believe it is appropriate to provide a separate quantitative and qualitative analysis for each material component of costs, such as materials, labor, overhead, occupancy, depreciation, and/or research and development. In this regard, we believe that the use of tables will facilitate the most clear and concise presentation of such information. Furthermore, given the substantial cost savings realized by each of your segments during fiscal year 2009, we believe that your revised disclosure should specifically address the nature of any cost savings that are not apparent from the expanded disclosure regarding your costs, as well as analyze the factors and/or business changes that contributed to each segment's cost savings. Please revise your disclosure accordingly. Provide your proposed expanded disclosure as part of your response.

5. Please refer to your analyses of the changes in your company's consolidated gross profit and your segments' "earnings (losses) before taxes." We note that as part of your analyses, you quantify the impact of "cost reductions (partially offset by inflation and price reductions provided to customers)." However, we believe that cost reductions and price reductions should be quantified, analyzed, and discussed independently, in order to allow readers to fully assess the trends in your costs, as well as the impact of your cost reduction, cost containment, and restructuring actions. Furthermore, your disclosure on page three of your filing indicates that your operating results for 2010 were negatively impacted by the rising cost of certain commodities that are essential to your business. We believe that this impact should also be separately quantified, to the extent material. Please revise your disclosure as appropriate. Additionally, expand your disclosure regarding each comparative period to discuss the factors contributing to material fluctuations in (I) your consolidated gross profit margin percentage (e.g., the increase to 12.0% in fiscal year 2010 from 7.8% in fiscal 2009) and (II) each segment's earnings (losses) before taxes as a percent of revenue (e.g., for Occupant Safety Systems, the increase to 10.7% in 2010 from 4.7% in 2009), if such factors are not apparent from any preceding analysis. Please provide your proposed expanded disclosure as part of your response.

6. Per your disclosure, "adverse mix" appears to have had a negative impact on your consolidated gross profit, as well as on each or your segment's "earnings (losses) before taxes," for each of the comparable reporting periods discussed in MD&A. In this regard, we acknowledge that your discussion of "Recent Trends and Market Conditions" (i.e., beginning on page 22 of MD&A) provides examples of factors that impact product mix, as well as describes how changes in product mix generally impact profit margins realized by suppliers. However, your MD&A disclosure regarding your consolidated results and segment results does not analyze the specific trends related to your product mix, or the factors impacting/resulting in those trends. For example, if (I) a significant portion of your fiscal year 2010 sales growth relates to products that realize lower profit margins or (II) you have experienced significant declines in the sales of products that typically realize higher profit margins, we believe that those specific trends, as well as the underlying factors impacting those trends, should be discussed in MD&A and quantified as appropriate. Please expand your disclosure, as appropriate, and provide your proposed expanded disclosure as part of your response.

Total Company Results of Operations

Comparison of the Year Ended December 31, 2010 to the Year Ended December 31, 2009

Income tax expense, page 29

7.　　Please revise your disclosure to provide a more robust discussion of the facts and circumstances that caused amounts to be released from the deferred tax valuation allowance with a commensurate decrease in income tax expense in 2010 of $144 million, as compared to an increase in the valuation allowance and associated income tax expense in 2009 of $44 million. Accompany this disclosure with a comparative analysis of the factors that were determinative in the amounts recorded in each year. Provide us with a copy of your intended revised disclosure.

Liquidity and Capital Resources, page 35

8.　　You disclose in a risk factor on page 14 that you have significant operations located outside of the United States. From the disclosure in Note 18 "Segments," we note that more than 82% of your property, plant and equipment is located outside of the United States. Furthermore, based upon your disclosure in Note 7 "Income Taxes," we note that deferred income taxes have not been provided on approximately $2.5 billion of undistributed earnings of certain foreign subsidiaries, as those earnings are considered to be permanently reinvested. In view of the preceding, please disclose, to the extent material, the amount of cash and cash equivalents on hand at the end of the latest reported period that is located outside of the United States. If material, also disclose/discuss (I) the impact that holding cash in foreign jurisdictions has on your overall liquidity, (II) the availability of such cash for your U. S. operations, and (III) the related potential income tax effect of repatriating the associated undistributed earnings. Refer to Item 303(a)(1) of Regulation S-K for further guidance. Also, refer to Section IV of Release 33-8350, "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," which is available on our website at http://www.sec.gov/rules/interp/33-8350.htm. Please provide your proposed expanded disclosure as part of your response.

Cash Flows, page 36

9.　　We note that your comparative analysis of cash flow activity only addresses fiscal years 2010 and 2009. In this regard, please expand your disclosure to discuss the cash flows provided by and/or used in operating activities, investing activities, and financing activities for each of the three years for which a cash flow statement has been presented. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K for further guidance.

Investing Activities, page 36

10.　　We note that you expect to spend a greater amount of cash on capital expenditures during fiscal year 2011 than was expended during fiscal years 2010 and 2009 combined. Please tell us, as well as expand the disclosure in your next filed Form 10-Q, to provide details regarding the factors contributing to the expected increase in your capital expenditures for fiscal year 2011. Also, disclose and quantify the major projects expected to be undertaken. Provide your proposed expanded disclosure as part of your response.

Financing Activities, page 36

11. Please refer to your disclosure regarding the cash used for fiscal year 2009 financing activities. We note that (I) the amount that you have disclosed as the proceeds received from the issuance of long-term debt and (II) the aggregate of the amounts that you have disclosed as repayments of long-term debt do not agree with the gross debt proceeds and gross debt repayments per your fiscal year 2009 statement of cash flows. In this regard, please revise your disclosure to discuss your financing cash flows based upon the amounts presented in your statements of cash flows. Alternatively, tell us why you believe that it is appropriate for differences to exist between fiscal year 2009 financing cash flow amounts discussed in MD&A and the amounts disclosed on the face of your fiscal year 2009 statement of cash flows.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 8. Retirement Benefits

Pension Plans, page 58

12. Please refer to your disclosure regarding "Pensions" in the "Critical Accounting Estimates" section of your MD&A. We note that on page 27, you state that a triennial funding valuation was completed and filed for your U.K. Pension Plan (the "U.K. Plan") in June of 2010. In this regard, we note further that the valuation reflected a deficit of $814 million for the U.K. Plan. It appears that subsequent to the valuation, you have undertaken several actions in an attempt to reduce the plan deficit. However, despite the actions that have been taken, as well as favorable movements in the financial markets, it appears that the plan's actuary still estimated that the plan's deficit was approximately $620 million as of October 31, 2010. Based upon your additional disclosure on page 27, it appears that you may have contributed $93 million to your U.K. Pension Plan, subsequent to the October 31, 2010 estimate of the plan's deficit. However, it does not appear that the $93 million contribution would have fully extinguished the U.K. Pension Plan deficit balance. As such, it is unclear to us why the funded status of the U.K. plan (i.e., per your footnote) would be a $446 million asset on December 31, 2010. In this regard, please reconcile for us the difference between the plan deficit, as estimated by the plan's actuary, and the asset balance reported in your financial statements. We note that your response should include a detailed explanation of the reason(s) for the difference, if necessary. Please also revise your footnote disclosure to address the difference between the actuary's estimate of the U.K. plan deficit and the reported asset balance in your footnote, as appropriate.

Plan Assets, page 62

13.   We note that your disclosure regarding the allocation of the U.K. Pension Plan's assets as of December 31, 2010 does not appear to be consistent with the tabular disclosure of the fair values of your U.S. and U.K. pension plan assets presented on page 63 of your filing. For example, we note that your disclosure on page 62 appears to suggest that approximately $2.3 billion of your U.K. plan's assets were allocated to fixed income investments as of December 31, 2010 (i.e., 48%, as indicated on page 62). However, per your table on page 63, the total amount of fixed income investments at December 31, 2010 appears to have been $674 million, which reflects the corporate bonds of $333 million and U.K. government guaranteed bonds of $341 million. Please reconcile the aforementioned disclosures and advise.

Note 11. Debt

Senior Notes

Senior Note Repurchases, page 73

14.   Please tell us, as well as disclose in MD&A and your footnote, the factors that resulted in the recognition of a $41 million gain upon the retirement of $57 million of debt.

Form 10-Q for Fiscal Quarter Ended April 1, 2011

Item 1. Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 7. Income Taxes, page 9

15.   Per your disclosure, you have "concluded that there is more than a remote possibility that the existing valuation allowance on various foreign net deferred tax assets could be released." In this regard, we believe that you should quantify the amount (i.e., the portion) of the recorded foreign deferred tax asset valuation allowance for which the possibility of release has been deemed greater than remote. Please revise your disclosure accordingly.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 25

Surveys, Consultants and Benchmarking, page 27

16.   We note that you use the Towers Watson U.S. Executive Compensation Database "as a source of relevant market data for compensation decisions for executive officers other than the CEO and the CFO." Please confirm to us that in future filings you will list the

companies to which you benchmark and disclose the degree to which you considered such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Sears at 202-551-3302 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief